

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2010

Mr. Robert Kepe
President and Chief Executive Officer
RJD Green, Inc.
1560-1 Newbury Road, #514
Newbury Park, CA 91324

>   **Re: RJD Green, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed November 3, 2010**
>   **File No. 333-170312**

Dear Mr. Kepe:

Our preliminary review of your registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. In this regard, we note that your accountant's report fails to conform to the requirements of Rule 2-02 of Regulation S-X because that report contains the term "draft" and is undated. Please note that we will not review your registration statement until you address these deficiencies in an amended filing. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Sincerely,

Mark P. Shuman
Branch Chief- Legal

cc: Via Facsimile: (951) 224-6675
       Jillian Ivey Sidoti, Esq.